082-01252

NESTLÉ S.A.

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0302
Mail Stop 3-2
U.S.A.

23rd February 2009
SG/YPB/jms

Ladies and Gentlemen,

Please find enclosed the following document of Nestlé S.A. (the "Company") :

- Copy of 2 management transactions as published on 23rd February on the SWX Swiss Exchange Internet Site.

The Company hereby furnishes this document to the Commission under Rule 12g3-2(b) promulgated pursuant to the Securities Exchange Act of 1934, as amended.

Please do not hesitate to contact the undersigned (phone : +41 21 924 2514, mailto: yvesphilippe.bloch@nestle.com) should you have any questions.

Yours sincerely,

Yves Philippe Bloch
Corporate Secretary

Encl.

Published Notifications on Management Transactions

The data on management transactions set out below was provided to the SIX Swiss Exchange by listed companies. SIX Swiss Exchange assumes no liability as to the completeness, correctness or timeliness of this information. Please read our disclaimer.

Companies whose securities are admitted to trading in the SIX Swiss Exchange "EU-Compatible" Segment are subject to the requirements for maintenance of listing as set out under Art. 23 of the Additional Rules for Listing in the SIX Swiss Exchange "EU-Compatible" Segment. They may therefore report management transactions in accordance with EU law as implemented in a given EU member state. Completed management transactions reported in this manner do not appear on this Website.

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Transactions from Feb 2009 to Feb 2009

Issuer: nestle   Show also corrected notifications

Search and sort: by date | by issuer | by amount 321 | by amount 123

Occurrences found: **3**

Issuer	**Nestlé AG**
Transaction date	**20.02.2009** by a non-executive member of the board of directors
Type of transaction	**Sale of 94'766 securities** amounting to **CHF 221'796.98** (CHF 2.34 / security)
Type of security	Equity securities
ISIN	CH0038863350
Remarks on the product	Exercise de Management Stock Options, strike price CHF 36.735

Issuer	**Nestlé AG**
Transaction date	**20.02.2009** by an executive member of the board of directors / member of senior management
Type of transaction	**Sale of 10'000 securities** amounting to **CHF 21'250.00** (CHF 2.12 / security)
Type of security	Equity securities
ISIN	CH0038863350
Remarks on the product	Exercise de Management Stock Options, Strike price CHF 36.735

Issuer	**Nestlé AG**
Transaction date	**02.02.2009** by a non-executive member of the board of directors
Type of transaction	**Sale of 10'000 securities** amounting to **CHF 395'700.00** (CHF 39.57 / security)
Type of security	Other
ISIN	CH0038863350
Remarks on the product	Exercise de Management Stock Options

END